VANGUARD NATURAL RESOURCES, LLC

7700 San Felipe, Suite 485

Houston, Texas 77063

October 19, 2007

VIA FACSIMILE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker

Re: Registration Statement on Form S-1 (No. 333-142363) of Vanguard Natural Resources, LLC

Ladies and Gentlemen:

On behalf of Vanguard Natural Resources, LLC (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 12:00 p.m., Washington, D.C. time, on Tuesday, October 23, 2007, or as soon thereafter as practicable. As requested by the staff in its letter of September 6, 2007, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President and Chief Executive Officer